KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Board of Directors of Ritchie Bros. Auctioneers Incorporated

We consent to the use of our report dated February 22, 2013, with respect to the consolidated financial statements of Ritchie Bros. Auctioneers Incorporated as at and for the year ended December 31, 2012, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of our above report in the Registration Statements (Nos. 333-65533, 333-71577 and 333-188350) on Form S-8 of Ritchie Bros. Auctioneers Incorporated.

Chartered Accountants

Vancouver, Canada

February 28, 2014

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.